SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

Kontron Mobile Computing, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

50047V 10 1

(CUSIP Number)

Mark A. Petersen, Esq., Leonard, Street and Deinard, P.A., 150 South Fifth Street,

Suite 2300, Minneapolis, Minnesota  55402

(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047V 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Burt H. Rowe, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,020,100 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,020,100 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,020,100 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

(1)  See footnote in Item 5(a) and (b) regarding stock ownership.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rolanco, Inc. (43-0914173)

2.	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 50,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) CO

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Introduction.

The reporting persons are filing this Schedule 13D to report current aggregate holdings in Kontron Mobile Computing, Inc., a Minnesota corporation (the “Issuer”).  Burt H. Rowe, Jr. beneficially owns the shares covered by this Schedule 13D personally and through Rolanco, Inc., a corporation that he solely owns

Item 1.	Security and Issuer.
Common Stock, par value $0.001 per share (the “Common Stock”) Kontron Mobile Computing, Inc. 7631 Anagram Drive Eden Prairie, Minnesota 55344.

Item 2(a).	Name of Person Filing.
(i) Burt H. Rowe, Jr. (ii) Rolanco, Inc.

Item 2(b).	Business Address.
(i) & (ii) P.O. Box 27 Eldorado, IL 62930

Item 2(c).	Present Principal Occupation.
(i) Private Investor (ii) Holding company

Item 2(d).	Conviction of Criminal Proceeding in Last Five Years.
(i) & (ii) None

Item 2(e).	Civil Proceeding in Last Five Years.
(i) & (ii) None

Item 2(f).	Citizenship.
(i) USA (ii) Missouri corporation

Item 3.	Source and Amount of Funds or Other Consideration.

Except as described below, all of the shares were acquired by the reporting persons with working capital and/or personal funds in market transactions at fair market value at the time of each transaction.

Mr. Rowe acquired warrants to purchase 250,000 shares of Common Stock in connection with his purchase of a subordinated debenture issued by the Issuer in September 1999.  The terms of the warrants are described in Items 5(a) & (b).

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Item 4.	Purpose of Transaction.
Mr. Rowe and Rolanco, Inc. have acquired the Issuer’s Common Stock and warrants to purchase the Issuer’s Common Stock for investment purposes.

On December 3, 2003, the Issuer announced that it has received an offer from its majority shareholder, Kontron AG, to acquire all of the Common Stock of the Issuer that is not currently owned or controlled by Kontron AG at a price of $0.45 per share.  Mr. Rowe is currently assessing the adequacy of Kontron AG’s offer.  To this end, he intends to request from the Issuer certain information regarding its business operations and financial condition, access to which he is accorded under applicable law.

The Issuer has announced that it has formed a special committee to evaluate and consider the offer from Kontron AG.  Mr. Rowe may seek to obtain information from and communicate with the members of the special committee.

Mr. Rowe may also seek to communicate with other shareholders of the Issuer concerning Kontron AG’s offer.  If Mr Rowe ultimately determines that Kontron AG’s offer is not in the best interest of the Issuer’s shareholders, Mr. Rowe may seek to oppose the offer and, as appropriate or advisable, may seek other shareholders to join and assist him in opposing the offer.  In such event, the reporting persons will prepare and file appropriate amendments to this Schedule 13D.

If deemed to be in their best interests, the reporting persons may acquire or dispose of Common Stock.

It should be noted that the possible activities of the reporting persons are subject to change at any time.  Except as set forth above, the reporting persons have no present plans or proposals that would result in or relate to any of the actions described in subparagraphs (a) – (j) of Item 4 of Rule 13(d)-101.

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Items 5(a) and (b).	Aggregate Number and Percentage of Class of Securities.

As of the date of this Schedule 13D, the reporting persons beneficially own the number of shares of common stock set forth below.  The percentages set forth below represent the percentages of the outstanding shares of Common Stock (based on a total of 14,952,926 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2003) beneficially owned by the reporting persons.

Burt H. Rowe, Jr.	1,020,100	(1)	(6.7)%
Sole Voting Power:	1,020,100	(1)
Shared Voting Power:	-0-
Sole Dispositive Power:	1,020,100	(1)
Shared Dispositive Power:	-0-

Rolanco, Inc.	50,000	(0.3)%
Sole Voting Power:	50,000
Shared Voting Power:	-0-
Sole Dispositive Power:	50,000
Shared Dispositive Power:	-0-

(1)               Includes 50,000 shares of Common Stock owned directly by Rolanco, Inc.  Also includes warrants to purchase 250,000 shares of Common Stock at $1.00 per share, which are currently exercisable and expire on September 7, 2004.  These warrants are owned directly by Mr. Rowe.

Item 5(c).	Transactions Effected Within the Last 60 Days.
During the past 60 days, the reporting persons have engaged in the following transaction in the Common Stock:

Reporting Person	Date	Type	No. Shares	Price/Share
Rowe	12/19/2003	Buy	25,000	0.4960
Rowe	12/10/2003	Buy	35,500	0.4630
Rowe	11/04/2003	Buy	12,000	0.3300
Rowe	10/31/2003	Buy	16,000	0.3300
Rowe	10/16/2003	Buy	40,000	0.3300

Item 5(d).	Additional Interested Persons.
Not applicable

Item 5(e).	Ownership of Less than Five Percent.
Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 7, 1999, the Issuer issued Mr. Rowe warrants to purchase 250,000 shares of Common Stock at an exercise price of $1.00 per share.  The warrants are currently exercisable and expire on September 7, 2004.

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Item 7.	Material to be Filed as Exhibits.
(A) Agreement as to Joint Filing (B) Warrant

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2003

ROLANCO, INC.

/s/ Burt H. Rowe	By:	/s/ Burt H. Rowe
Burt H. Rowe, Jr.	Its:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Kontron Mobile Computing, Inc. is being filed on behalf of each of the undersigned.

Dated:  December 22, 2003

ROLANCO, INC.

/s/ Burt H. Rowe	By:	/s/ Burt H. Rowe
Burt H. Rowe, Jr.	Its:	President

EXHIBIT B

WARRANT

Exhibit B to

Subscription and

Note Purchase Agreement

THIS WARRANT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE FOREGOING LAWS. ACCORDINGLY, THIS WARRANT MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT (i) AN OPINION OF COUNSEL SATISFACTORY TO FIELDWORKS, INCORPORATED THAT SUCH SALE, TRANSFER OR OTHER DISPOSITION MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS OR (ii) SUCH REGISTRATION.

FIELDWORKS, INCORPORATED

WARRANT

TO PURCHASE

SHARES OF COMMON STOCK

For value received, Burt H. Rowe, Jr., successors or assigns (“Holder”), is entitled to purchase from FieldWorks, Incorporated, a Minnesota corporation (the “Company”), up to 250,000 fully paid and nonassessable shares of the Company’s common stock, $.001 par value per share or such greater or lesser number of such shares as may be determined by application of the anti-dilution provisions of this warrant, at the price of $1.00 per share, subject to adjustments as noted below (the “warrant exercise price”).

This warrant may be exercised by Holder at any time or from time to time prior to the close of business on September 7, 2004.

This warrant is subject to the following terms and conditions:

1.                                       Exercise.  The rights represented by this warrant may be exercised by the Holder, in whole or in part, by written election, in the form set forth below, by the surrender of this warrant (properly endorsed if required) at the principal office of the Company, and by payment to it by cash, certified check or bank draft of the warrant exercise price for the shares to be purchased. The shares so purchased shall be deemed to be issued as of the close of business on the date on which this warrant has been exercised by payment to the Company of the warrant exercise price. Certificates for the shares of stock so purchased, bearing the restrictive legend set forth at the end of this warrant, shall be delivered to the Holder within fifteen (15) days after the rights represented by this warrant shall have been so exercised, and, unless this warrant has expired, a new warrant representing the number of shares, if any, with respect to which this warrant has not been exercised shall also be delivered to the Holder hereof within such time. No fractional shares shall be issued upon the exercise of this warrant.

2.                                     Shares.  All shares that may be issued upon the exercise of the rights represented by this warrant shall, upon issuance, be duly authorized and issued, fully paid and nonassessable shares. During the period within which the rights represented by this warrant may be exercised, the Company shall at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this warrant a sufficient number of shares of its common stock to provide for the exercise of the rights represented by this warrant.

3.                                     Adjustment.  The warrant exercise price shall be subject to adjustment from time to time as hereinafter provided in this Section 3:

(a)                                  If the Company at any time divides the outstanding shares of its common stock into a greater number of shares (whether pursuant to a stock split, stock dividend or otherwise), and conversely, if the outstanding shares of its common stock are combined into a smaller number of shares, the warrant exercise price in effect immediately prior to such division or combination shall be proportionately adjusted to reflect the reduction or increase in the value of each such common share.

(b)                                 If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of the Company’s common stock shall be entitled to receive stock, securities or assets with respect to or in exchange for such common stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, the Holder shall have the right to purchase and receive upon the basis and upon the terms and conditions specified in this warrant and in lieu of the shares of the common stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, other securities or assets as would have been issued or delivered to the Holder if Holder had exercised this warrant and had received such shares of common stock immediately prior to such reorganization, reclassification, consolidation, merger or sale. The Company shall not effect any such consolidation, merger or sale unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder at the last address of the Holder appearing on the books of the Company the obligation to deliver to the Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Holder may be entitled to purchase.

(c)                                  If and whenever the Company shall (1) issue or sell any shares of its common stock for a consideration per share less than the warrant exercise price in effect immediately prior to the time of such issuance or sale, (2) issue or sell any warrants, options or other rights to acquire shares of its common stock at a purchase price less than the warrant purchase price in effect immediately prior to the time of such issuance or sale  or (3) issue or sell any other securities that are convertible into shares of its common stock for a purchase or exchange price less than the warrant exercise price in effect immediately prior to the time of such issuance or sale (except for the issuance or sale of shares of the Company’s common stock pursuant to stock option plans, purchase plans or other employee stock incentive programs adopted by the Company’s Board of Directors, or pursuant to business acquisition or lease financing transactions), then, upon such issuance or sale, the warrant exercise price shall be reduced to the price (calculated to the nearest cent) determined by dividing (A) an amount equal to the sum of (1) the number of shares of the Company’s common stock outstanding immediately prior to such issue or sale multiplied by the then existing warrant exercise price and (2) the consideration, if any, received by the Company upon such issue or sale plus the consideration to be received by the Company upon the exercise of such stock purchase rights by (B) an amount equal to the sum of (1) the number of shares of its common stock outstanding immediately prior to such issue or sale and (2) the number of its shares of common stock thus issued or sold or issuable or saleable upon the exercise of such purchase rights or the conversion of such convertible securities; provided, however, that in the event that any such purchase right expires or is terminated prior to the exercise of this warrant, the warrant exercise price shall be recalculated by deleting such purchase right and provided further that if an adjustment is made to the warrant exercise price as a result of the issuance or sale of any such purchase rights or convertible securities, no further adjustment shall be made to the warrant exercise price at the time such purchase rights are exercised or convertible securities are converted.

(d)                                 If the Company shall default in the due and punctual payment of any payment of principal or interest on the subordinated promissory note issued by the Company to the Holder pursuant to that certain Subscription and Note Purchase Agreement dated as of August 31, 1999 by and between the Company and the Holder, the warrant exercise price shall be reduced to fifty percent (50%) of the warrant exercise price then in effect. Following any such adjustment pursuant to this Section 3(d), the other provisions of this Section 3 shall continue to apply.

(e)                                  Upon each adjustment of the warrant exercise price, the Holder shall thereafter be entitled to purchase, at the warrant exercise price resulting from such adjustment, the number of shares obtained by multiplying the warrant exercise price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the warrant exercise price resulting from such adjustment.

(f)                                    Upon any adjustment of the warrant exercise price, the Company shall give written notice thereof to the Holder stating the warrant exercise price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

4.                                       No Rights as Shareholder.  This warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

5.                                       Registration Rights.  Holder shall be entitled to participate in any registered offering of shares of the Company’s common stock. Holder’s participation in any such offering shall be in accordance with the procedures, and subject to the limitations, set forth on Exhibit A to this warrant.

6.                                       Transfer.  This warrant and all rights hereunder are transferable, in whole or in part, at the principal office of the Company by the holder hereof in person or by duly authorized attorney, upon surrender of this warrant properly endorsed to any person or entity who represents in writing that such person or entity is acquiring the warrant for investment and without any view to the sale or other distribution thereof. Each holder of this warrant, by taking or holding the same, consents and agrees that the bearer of this warrant, when endorsed, may be treated by the Company and all other persons dealing with this warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this warrant, or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered owner hereof as the owner for all purposes.

7.                                       Notices.  All demands and notices to be given hereunder shall be delivered or sent by first class mail, postage prepaid; in the case of the Company, addressed to its corporate headquarters, Attention: Chief Financial Officer, 7631 Anagram Drive, Eden Prairie, MN 55344, until a new address shall have been substituted by like notice; and in the case of Holder, addressed to Holder at the address written below, until a new address shall have been substituted by like notice.

[The remainder of this page intentionally is left blank; signature page follows]

IN WITNESS WHEREOF, the Company has caused this warrant to be executed and delivered by a duly authorized officer.

Dated:  September 7, 1999

FIELDWORKS, INCORPORATED

	By	/s/ Karen L. Engebretsen
Chief Financial Officer

Burt H. Rowe, Jr.

1495 Old Hiway 98

Destin, FL 32541
[Name and Address of Holder]

Mailing address:
P.O. Box 27
Eldorado, IL 62930

RESTRICTION ON TRANSFER

The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state and may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement or exemption from registration under the foregoing laws. Accordingly, the shares represented by this certificate may not be sold, transferred or otherwise disposed of without (i) an opinion of counsel satisfactory to FieldWorks, Incorporated that such sale, transfer or other disposition may lawfully be made without registration under the Securities Act of 1933 and applicable state securities laws or (ii) such registration.

WARRANT EXERCISE

(To be signed only upon exercise of this warrant)

The undersigned, the Holder of the foregoing warrant, hereby irrevocably elects to exercise the purchase right represented by such warrant for, and to purchase thereunder,                       shares of common stock of FieldWorks, Incorporated, to which such warrant relates and herewith makes payment of $                           therefor in cash, certified check or bank draft and requests that the certificates for such shares be issued in the name of, and be delivered to                                           whose address is set forth below the signature of the undersigned.

Dated:

Signature

If shares are to be issued other than to Holder:	Social Security or other Tax Identification No.

Please print present name and address

WARRANT ASSIGNMENT

(To be signed only upon transfer of this warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                            the right represented by the foregoing warrant to purchase the shares of common stock of FieldWorks, Incorporated, and appoints                                      attorney to transfer such right on the books of FieldWorks, Incorporated, with full power of substitution in the premises.

Dated:

Signature

Social Security or other Tax Identification No.

Please print present name and address

EXHIBIT A

TO

WARRANT

ISSUED BY

FIELDWORKS, INCORPORATED

Registration Rights

1.                                       Definitions.  As used in this Exhibit A, the following terms shall have the following respective meanings:

“Company” means FieldWorks, incorporated, a Minnesota corporation.

“Holder” means (i) any person owning of record Registrable Securities that have not been sold to the public or (ii) any transferee of record of such Registrable Securities in accordance with Section 6 of the Warrant.

“Register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Securities” means (i) Common Stock of the Company issued or issuable upon exercise of the Warrants, and (ii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities sold by a person to the public either pursuant to a registration statement or Rule 144 or sold in a private transaction in which the transferor’s rights under Section 6 of the instrument to which this Exhibit A is attached are not assigned.

“Registrable Securities then outstanding” shall be the number of shares determined by calculating the total number of shares of the Company’s Common Stock that are Registrable Securities and either (i) are then issued and outstanding or (ii) are issuable pursuant to then exercisable or convertible securities.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“SEC” or “Commission” means the Securities and Exchange Commission.

“Warrants” shall mean those warrants issued by the Company in the offering described in the Summary of the Offering dated as of August 16, 1999.

2.                                     Piggyback Registration Rights.  Each time the Company shall determine to proceed with the actual preparation and filing of a registration statement under the Securities Act in connection with the proposed offer and sale for money of any of its securities by it (other than a registration on Form S-8 or a successor form), the Company will give written notice of its determination to the Holders. Upon the written request of any Holder given within thirty (30)

days after receipt of any such notice from the Company, the Company will, except as herein provided, cause all Registrable Securities owned by such Holder and with respect to which Holder has requested registration to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by such Holder of the Registrable Securities to be so registered; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any such registration initiated by it. If any such registration pertains to an underwritten offering in whole or in part, the Company may require that the shares requested for inclusion by any Holder pursuant to this section be included in the underwritten offering on the same terms and conditions as the securities otherwise being sold through the underwriters. In the event that if, in the good faith judgment of the managing underwriter of such underwritten offering, as evidenced in writing delivered to the Company, the inclusion of all of the shares originally covered by a request for registration made by a Holder would reduce the amount of securities to be offered by the Company or interfere with the successful marketing of the securities to be offered by the Company, the number of shares of stock owned by such Holder and otherwise to be included in the underwritten offering may be reduced; provided, however, that any such required reduction shall be pro rata among all persons (other than the Company) who are participating in such underwritten offering. Those shares which are thus excluded from the underwritten offering shall be withheld from the market by such Holder for a period, not to exceed 180 days, that the managing underwriter reasonably determines is necessary in order to effect the underwritten offering.

3.                                       Demand Registration Rights.

(a)                                  Subject to the conditions of this Section 3, if the Company shall receive a written request from the Holders of a majority of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities, then the Company shall, within thirty (30) days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 3, use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered.

(b)                                 If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3 and the Company shall include such information in the written notice referred to in Section 3(a). In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein.  All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders (which underwriter or underwriters shall be reasonably acceptable to the Company). Notwithstanding any other provision of this Section 3, if the underwriter advises the Company that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(c)                                  The Company shall not be required to effect a registration pursuant to this Section 3:

(i)                                     prior to September 7, 2000;

(ii)                                  after the Company has effected one (1) registration pursuant to this Section 3, and such registration has been declared or ordered effective; or

(iii)                             if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 3, a certificate signed by the Chairman of the Board stating that, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders.

4.                                       Registration Procedures.  If and whenever the Company is required by the provisions of Section 2 or Section 3 to effect the registration of any shares under the Securities Act, the Company will:

(a)                                  prepare and file with the Commission a registration statement with respect to such shares, and use its best efforts to cause such registration statement to become and remain effective for such period as may be reasonably necessary to effect the sale of such shares, not to exceed three (3) months;

(b)                                 prepare and file with the Commission such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective for such period as may be reasonably necessary to effect the sale of such securities, not to exceed six (6) months;

(c)                                  furnish to the Holders of, and to the underwriters of, the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such Holders and underwriters may reasonably request in order to facilitate the public offering of such securities;

(d)                                 use its best efforts to register or qualify the securities covered by such registration statement under such state securities or blue sky laws of such jurisdictions as the underwriters may reasonably request within twenty (20) days following the original filing of such registration statement, except that the Company shall not for any purpose be required to execute a general consent to service of process or to qualify to do business as a foreign corporation in any jurisdiction wherein it is not so qualified; and

(e)                                  prepare and promptly file with the Commission and promptly notify Holders of the filing of such amendment or supplement to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

5.                                       Expenses.  With respect to any registration of shares pursuant to Section 2 or Section 3, the Company shall bear the following fees, costs and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all internal Company expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered or qualified. Fees and disbursements of counsel and accountants for Holders, underwriting discounts and commissions and transfer taxes for Holders and any other expenses incurred by Holders not expressly included above shall be borne by Holders.

6.                                     Indemnification.  In the event that any shares owned by Holders are included in a registration statement under Section 1:

(a)                                  The Company will indemnify and hold harmless Holders and any underwriter (as defined in the Securities Act) for Holders from and against any and all loss, damage, liability, cost and expense (collectively, “Losses”) to which Holders or any such underwriter may become subject under the Securities Act or otherwise, insofar as such Losses are caused by any untrue statement or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by Holders or such underwriter.

(b)                                 Holders will indemnify and hold harmless the Company and any underwriter from and against any and all Losses to which the Company or any underwriter may become subject under the Securities Act or otherwise, insofar as such

Losses are caused by any untrue or alleged untrue statement of any material fact contained in such registration statement, any prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in strict conformity with information furnished by Holders.

(c)                                  Promptly after receipt by an indemnified party pursuant to the provisions of paragraph (a) or (b) of this section of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said paragraph (a) or (b), promptly notify the indemnifying party of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, if the defendants in any action include both the indemnified party and the indemnifying party and there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of paragraph (a) or (b) for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (i) the indemnified party shall have employed counsel in accordance with the proviso of the preceding sentence, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

(d)                                 If the indemnification provided for in this Section 6 is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as appropriate to reflect the relative fault of the Company, on the one hand, and such Holder of Registrable Securities, on the other hand, and to reflect the parties’ relative intent, knowledge, access to information and opportunity to correct or mitigate the damage in respect of or to prevent any untrue statement or omission giving rise to such indemnification obligation. The Company and the Holders of Registrable Securities

agree that it would not be just and equitable if contributions pursuant to this Section 6(d) were determined by pro rata allocation (even if the Holders of Registrable Securities were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this Section 6(d). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

7.                                       Termination of Registration Rights.  A Holder’s registration rights under this Exhibit A shall terminate and be of no further force and effect if all the Registrable Securities held by and issuable to such Holder may be sold under Rule 144 during any ninety (90) day period.